EXHIBIT 99.1

VOX ROYALTY ACQUIRES CASH-FLOWING KANMANTOO COPPER-GOLD ROYALTY IN SOUTH AUSTRALIA

DENVER – May 15, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce today that it has completed the acquisition of an immediately cash-flowing royalty over the producing Kanmantoo copper-gold mine in South Australia (the “Kanmantoo Royalty”), from a private company, for total cash consideration of $11.7 million. The transaction is fully financed by an initial drawdown of $11.7 million from Vox’s credit facility with Bank of Montreal. The Kanmantoo mine is a producing underground mine operated by ASX-listed, Hillgrove Resources Limited (“Hillgrove”), centrally located 55km from the city of Adelaide. The Kanmantoo Royalty is a 2.5% NSR payable monthly, stepping down to 0.50% NSR after reaching cumulative production of 85,000t copper (approximately 72,435t remaining as at 30 April 2025). All amounts in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer stated: “We are pleased to announce this accretive acquisition of the cash-flowing Kanmantoo Royalty in South Australia, operated by the experienced management team at Hillgrove. Based on Hillgrove’s production forecasts for 2025, the Kanmantoo 2.5% royalty is expected to generate over $3 million of annualized royalty revenue(3). In addition to the growing production profile at Kanmantoo, we see significant optionality from the ~60% latent capacity in the existing 3.6Mtpa processing plant, which has potential to be unlocked through the 60,000m drilling program in 2025 and the significant 25Mt – 40Mt regional exploration target. We believe the Kanmantoo asset provides our investors with exceptional exposure to a royalty that has both strong current production and growth potential in terms of mine life and mill utilization. This royalty fits well within our strongly weighted portfolio to Australia as one of the top ranked mining jurisdictions.”

Figure 1: Kanmantoo Site Overview

https://hillgroveresources.com.au/uploads/downloads/546/MD%20Presentation%20for%20the%20AGM_1.pdf

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Transaction Highlights

•	Fully operational underground copper-gold mine in South Australia that is expected to produce 12,000t – 14,000t copper in 2025 with meaningful gold and silver byproduct credits;
•	The Kanmantoo underground mine is located 55km from Adelaide and successfully operated as a series of open pits from 2010 to 2020, producing around 137,000t of copper and over 55,000 oz of gold. Mining from the underground operation commenced in May 2023, with commercial production declared in July 2024;
•	Extensive established infrastructure in place following initial capital investment of A$200 million between 2010 and 2020, with significant expansion potential with 3.6Mtpa processing plant currently ~40% utilized;
•	Provides Vox shareholders with immediate copper revenue exposure and further strengthens Vox’s industry-leading proportionate weighting of royalty assets to Australia;
•	Current total resource as at September 30, 2024 comprises 8.8Mt @ 0.81% Cu, 0.13g/t Au Measured & Indicated and 10.1Mt @ 0.73% Cu, 0.14g/t Au Inferred(1)
•	Significant exploration upside potential, as demonstrated by the Kanmantoo Region JORC-2012 Exploration Target(1) of 25Mt – 40Mt @ 0.7% - 1.4% Cu and 0.05 – 0.5g/t Au as of February 13, 2025;
•	60,000m drilling program for 2025 well underway, which is expected to yield an updated mineral reserves and resource estimate later in 2025, potentially supportive of a mine life extension;
•	Contractors currently at site to commence an accelerated development of the gold-dominant Nugent deposit underground decline, as part of the company’s production growth strategy for 2025, with first ore from Nugent expected in Q4-2025. Underground grade control drilling at Nugent returned the following results(4):

o	18.55m @ 5.69% Cu + 1.02g/t Au (uncut) from 187m downhole (hole 24KVUG0476); and
o	16.00m @ 2.96% Cu + 0.42g/t Au (uncut) from 197m downhole (hole 24KVUG0503)

Figure 2: Kanmantoo Resource & Exploration Targets by lode

https://announcements.asx.com.au/asxpdf/20250213/pdf/06fgq9fmk6qknq.pdf

Kanmantoo – Asset Overview

The Kanmantoo mine is located in South Australia, 55 km southeast from the city of Adelaide, and is operated by ASX-listed Hillgrove Resources. The mine has a rich history originally dating back to 1846. From 2010 to 2020, open pit mining at Kanmantoo yielded approximately 137kt Cu and 55koz Au. During this period, Hillgrove invested approximately A$200 million into the project, including the construction of a 3.6Mtpa processing plant.

In April 2022, Hillgrove commenced underground development and operations, declaring first underground copper concentrate production and commercial production in Q1 and Q2 2024, respectively. The transition to an underground operation marked a significant shift in the mine’s operational strategy, with an intended focus on deeper, higher-grade orebodies previously inaccessible via the open pits.

Hillgrove is currently mining the Kavanagh zone and has stated plans to delineate and access deeper and higher-grade Nugent ore in the near term. On April 24, 2025, Hillgrove announced that contractors had been mobilized to start the underground decline at Nugent as part of its Stage 1 production expansion strategy, with first ore scheduled for Q4-2025 to enable a 25% increase in production and a decrease operating unit rates(5).

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Various exploration targets have been identified, including but not limited to Emily Star, North Kavanagh, Matthew, Valentines, Paringa, Critchley and Coopers. On April 22, 2025, Hillgrove announced that it had identified new mineralisation at the Valentine zone, below the Valentine Open Pit, approximately 180m below previously mined areas, and 300m away from existing underground infrastructure, confirming the potential for new copper mineralization within the existing mining lease. A third diamond drill rig has also been mobilized, expected to accelerate exploration and resource expansion at Kanmantoo, as part of Hillgrove’s 60,000m drilling program.

The latest mineral resources statement is as follows (as at September 30, 2024)(1):

Mine Area	JORC Classification	Tonnage (kt)	Cu (%)	Au (g/t)	Ag (g/t)	Bi (ppm)	Cu Metal (kt)	Au Metal (koz)
Kavanagh (incl. Spitfire)	Measured	3,200	0.94	0.04	2.9	190	30	4
	Indicated	3,400	0.77	0.1	2.4	97	26	11
	Inferred	6,300	0.7	0.11	2.4	110	44	22
North Kavanagh	Indicated	230	0.78	0.17	3	140	2	1
	Inferred	110	0.77	0.21	3.3	130	1	1
Nugent	Indicated	2,300	0.74	0.36	1.7	66	17	26
	Inferred	1,100	0.71	0.35	1.6	40	8	13
Emily Star	Inferred	2,600	0.77	0.08	1.6	110	20	7

The mineral reserves statement is as follows (as at September 30, 2024)(1):

Mine Area	JORC Classification	Tonnes (kt)	Cu (%)	Au (ppm)	Ag (ppm)	Bi (ppm)	Cu Metal (kt)	Au Metal (koz)
Kavanagh	Proved	1100	1.01	0.04	2.82	220	12	1
	Probable	1000	0.88	0.15	2.7	140	9	5
	Proved + Probable	2100	0.95	0.09	2.76	180	21	6
Nugent	Probable	670	0.76	0.33	1.44	79	5	7
	Proved + Probable	670	0.76	0.33	1.44	79	5	7
Total Ore Reserve (Kavanagh + Nugent)	Proved	1200	1.01	0.04	2.82	220	12	1
	Probable	1700	0.83	0.22	2.21	110	14	12
	Proved + Probable	2,800	0.91	0.15	2.45	160	26	14

Hillgrove achieved its highest-ever quarterly copper production in Q1 2025, reporting 2,952t Cu produced, representing a 12% increase over the prior quarter and a new benchmark since starting underground operations in 2024. The record output was achieved due to improvements in copper grades and metallurgical recoveries. A total of 338kt were mined in the quarter, while 1,817m of development were completed, reflecting positive operational momentum building at site. Hillgrove also re-affirmed its production guidance of 12,000 – 14,000t copper for 2025, indicating confidence in continued strong performance.

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Hillgrove’s JORC-2012 exploration target (February 13, 2025)(1) is distributed across the following lodes as follows:

Figure 3: Kanmantoo Exploration Target by Lode

https://www.hillgroveresources.com.au/uploads/downloads/570/2849116.pdf

Figure 4: Kanmantoo Plan View and Target Zones

https://announcements.asx.com.au/asxpdf/20250213/pdf/06fgq9fmk6qknq.pdf

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Transaction Closing

The transaction is expected to close within a week. Monthly royalty revenue will accrue to Vox’s account from May 1, 2025 onwards.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com (720) 602-4223	info@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production at Kanmantoo, expectations regarding the size, quality and exploitability of the resources at Kanmantoo, future operations and work programs of Hillgrove or any other operator of Kanmantoo, the receipt of expected and potential royalty payments derived from Kanmantoo and other royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the changes to United States tariff and import/export regulations, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

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None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Hillgrove Resources – 2025 Kanmantoo Exploration Target Update – Dated February 13, 2025: https://announcements.asx.com.au/asxpdf/20250213/pdf/06fgq9fmk6qknq.pdf
	a.	The Kanmantoo mineral resource has not been updated for mining depletion.
(2)	Hillgrove Resources – Mining Contractors Mobilised to Accelerate Nugent – Dated April 24, 2025: https://www.hillgroveresources.com.au/uploads/downloads/602/2881210.pdf
(3)

Illustrative annualized royalty revenue based on midpoint of 12,000t – 14,000t copper production guidance for 2025 from Hillgrove in its report dated 21 January 2025, multiplied by 2025 consensus copper forecast price of $4.24/lb and 2.5% NSR royalty rate, with gold and silver credits approximately offsetting NSR deductions. After reaching cumulative production of 85,000t, using the same simplified assumptions, illustrative annualized royalty revenue is expected to be ~$600,000.

(4)	Full results from Nugent grade control drilling are reported in the table in Appendix A of the Hillgrove Quarterly Report dated 21 January 2025.
(5)

Hillgrove Resources Presentation at RRS Gather Round Conference dated April 9, 2025:

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02934634-2A1590408&v=7bc42bd11d853ed5e8c28f2ffcd6a069ee5cd6b4

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